Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	July 30, 2020
Eldorado Gold Reports Q2 2020
Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the second quarter of 2020.

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Measures remain in place to manage the impact of the novel coronavirus ("COVID-19") pandemic: The Company's mines are fully operational and the global workforce has returned to normal levels. Preventing the spread of COVID-19, ensuring safe working environments across Eldorado's global sites, and preparedness should an outbreak occur, remain priorities.

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Stronger quarterly production and 2020 annual guidance maintained: Gold production totalled 137,782 ounces in Q2 2020, an increase of 50% from Q2 2019 production of 91,803 ounces, and a 19% increase over Q1 2020. Eldorado is maintaining its 2020 annual guidance of 520,000-550,000 ounces of gold at an all-in sustaining cost of $850-950 per ounce sold.

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Significant increase in free cash flow: Free cash flow of $63.4 million in Q2 2020 increased significantly from $4.8 million in Q2 2019 and $7.2 million in Q1 2020 as a result of higher sales volume and a higher gold price.

•
Commenced construction of a three kilometre decline at Lamaque: The underground decline will connect the Sigma mill to the 405 metre level of the Triangle mine. Benefits of the decline include eliminating surface haulage of ore (approximately 26km round trip), reducing energy requirements for mine ventilation and providing access to reduce exploration costs. The decline is expected to be completed in the first half of 2022 at an estimated cost of $24 million.

•	All-in sustaining costs lower quarter-on-quarter: Q2 2020 all-in sustaining costs of $859 per ounce of gold sold in the quarter were lower than in Q2 2019 ($917 per ounce sold).

•
Continued strong financial liquidity: The Company currently has $440 million of cash, cash equivalents and term deposits and approximately $35 million available under the revolving credit facility, with $65 million of capacity on the facility allocated to secure certain reclamation obligations in connection with its operations.

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Improved financial position and net leverage ratio: $33.3 million was repaid on the Company's term loan during the quarter. Continued strong EBITDA has improved the Company's net leverage ratio, lowering the interest rate on the term loan and amounts drawn under the revolving credit facility from LIBOR + 2.5% to LIBOR + 2.25% during the quarter. Additionally, we have issued a redemption notice to repay $58.6 million of principal in August 2020 under the equity clawback provision of our senior secured notes.

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Net earnings and adjusted net earnings attributable to shareholders: Net earnings attributable to shareholders of the Company in Q2 2020 were $45.6 million or $0.27 per share (Q2 2019: net earnings attributable to shareholders of the Company of $12.2 million, or $0.08 per share). Adjusted net earnings attributable to shareholders of the Company in Q2 2020 were $43.8 million, or $0.26 per share (Q2 2019: adjusted net loss attributable to shareholders of the Company of $3.5 million, or $0.02 loss per share).

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Increased EBITDA: Q2 2020 EBITDA was $131.8 million ($74.5 million in Q2 2019) and Q2 2020 adjusted EBITDA was $135.8 million ($66.8 million in Q2 2019). Adjustments included, among other things, share based compensation and losses on asset disposals.

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“Our outstanding operational performance during the quarter positions us to continue to generate significant value for our stakeholders. Even while managing COVID-19, we achieved strong quarterly production while seeing lower all-in sustaining costs,” said George Burns, President and CEO.

“We are pleased to have made our first scheduled term loan repayment in June. Additionally, we have issued a redemption notice to repay $59 million dollars of principal in August under the equity clawback provision of our senior secured notes. We are committed to reducing our debt, while at the same time maintaining a strong liquidity position as we continue to grow our business."

“Our teams continue to show agility in addressing COVID-19 and we have begun to integrate innovative new technologies to protect our workforce. We are extremely pleased with first half corporate performance and see several positive catalysts on the horizon, including further success in Turkey and continued growth in Greece and Quebec.”

“The addition of Ms. Judith Mosely as a director is highly complementary to the skills and experience of our existing board members and we look forward to her added insights. This timing is consistent with our ongoing Board succession plan.”

Consolidated Financial and Operational Highlights

	3 months ended June 30,		6 months ended June 30,
	2020	2019	2020	2019
Revenue (1)	$255.9	$173.7	$460.6	$253.7
Gold revenue (1)	$232.9	$150.1	$416.6	$204.6
Gold produced (oz) (2)	137,782	91,803	253,732	174,780
Gold sold (oz) (1)	134,960	113,685	251,179	156,759
Average realized gold price ($/oz sold) (6)	$1,726	$1,321	$1,658	$1,301
Cash operating costs ($/oz sold) (3,7)	550	631	586	629
Total cash costs ($/oz sold) (3,7)	616	670	644	665
All-in sustaining costs ($/oz sold) (3,6)	859	917	902	977
Net earnings (loss) for the period (4)	45.6	12.2	40.7	(14.8)
Net earnings (loss) per share – basic ($/share) (4)	0.27	0.08	0.24	(0.09)
Adjusted net earnings (loss) (4,5,6,7)	43.8	(3.5)	56.3	(24.5)
Adjusted net earnings (loss) per share ($/share) (4,5,6,7)	0.26	(0.02)	0.34	(0.15)
Cash flow from operating activities before changes in working capital (6,7)	99.0	38.5	168.5	46.6
Free cash flow (6)	63.4	4.8	70.5	(59.2)
Cash, cash equivalents and term deposits	$440.3	$119.9	$440.3	$119.9

(1)	Excludes sales of inventory mined at Lamaque during the pre-commercial production period (Q1 2019).

(2)	Includes pre-commercial production at Lamaque (Q1 2019).

(3)	By-product revenues are off-set against cash operating costs.

(4)	Attributable to shareholders of the Company.

(5)	See reconciliation of net earnings (loss) to adjusted net earnings (loss) in the section 'Non-IFRS Measures' in the June 30, 2020 MD&A.

(6)	These measures are non-IFRS measures. See the June 30, 2020 MD&A for explanations and discussion of these non-IFRS measures.

(7)	2019 amounts have been adjusted to conform with 2020 presentation. See the section 'Non-IFRS Measures' in the June 30, 2020 MD&A for detail.

Gold production of 137,782 ounces increased 50% from last year’s second quarter production of 91,803 ounces. Gold sales totalled 134,960 ounces in Q2 2020, an increase of 19% from 113,685 ounces sold in Q2 2019. The higher sales volume compared with the prior year reflected an increase of 33,845 ounces sold at Kisladag following the resumption of mining activities in April 2019, an increase of 7,634 ounces sold at Lamaque following its commencement of commercial operations in April 2019 and an increase of 2,925 ounces sold at Olympias as a result of increased production. Gold sales at Efemcukuru in Q2 2020 decreased by 23,129 ounces from the prior year as sales in Q2 2019 included shipments that had been delayed from Q1 2019.
Total revenue was $255.9 million in Q2 2020, an increase of 47% from $173.7 million in Q2 2019. The increase was due to increased sales volume combined with a higher average realized gold price.
Cash operating costs per ounce sold in Q2 2020 averaged $550, a decrease from $631 in Q2 2019. The improvement was primarily due to higher production at Kisladag with an increase in stacked ore on the heap leach pad, higher

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production and grade at Olympias and higher production at Efemcukuru. The improvement was also due to increased mining rates at Lamaque in Q2 2020 following approval to expand underground production. Cash operating costs also benefited from a weakening of the Turkish Lira in the first half of 2020.
We reported net earnings attributable to shareholders of $45.6 million ($0.27 per share) in Q2 2020, compared to net earnings of $12.2 million ($0.08 per share) in Q2 2019. The improvement reflects higher production and sales volumes, combined with a higher average realized gold price.
Adjusted net earnings were $43.8 million ($0.26 per share) in Q2 2020 compared to adjusted net loss of $3.5 million ($0.02 loss per share) in Q2 2019. Adjusted net earnings in Q2 2020 removes, among other things, the $5.7 million gain on the non-cash revaluation of the derivative related to redemption options in our debt and a $3.0 million loss on foreign exchange due to translation of deferred tax balances.

Gold Operations

	3 months ended June 30,		6 months ended June 30,
	2020	2019	2020	2019
Total
Ounces produced (1)	137,782	91,803	253,732	174,780
Ounces sold (2, 4)	134,960	113,685	251,179	156,759
Cash operating costs ($/oz sold) (4,5)	$550	$631	$586	$629
All-in sustaining costs ($/oz sold) (4,5)	$859	$917	$902	$977
Sustaining capex (5)	$21.9	$15.6	$41.3	$26.4
Kisladag
Ounces produced (3)	59,890	26,072	110,066	53,319
Ounces sold	59,917	26,072	111,517	53,327
Cash operating costs ($/oz sold) (5)	$465	$381	$459	$471
All-in sustaining costs ($/oz sold) (5)	$631	$471	$606	$590
Sustaining capex (5)	$5.4	$1.1	$8.4	$4.2
Lamaque
Ounces produced (1)	33,095	33,140	60,448	52,818
Ounces sold (2)	31,964	24,330	58,692	24,330
Cash operating costs ($/oz sold) (5)	$480	$517	$553	$517
All-in sustaining costs ($/oz sold) (5)	$796	$814	$908	$814
Sustaining capex (5)	$8.0	$5.3	$16.3	$5.3
Efemcukuru
Ounces produced	26,876	25,667	50,115	51,791
Ounces sold (4)	25,692	48,821	48,913	54,639
Cash operating costs ($/oz sold) (4,5)	$534	$593	$586	$598
All-in sustaining costs ($/oz sold) (4,5)	$807	$774	$835	$840
Sustaining capex (5)	$3.6	$5.4	$6.7	$9.0
Olympias
Ounces produced	17,921	6,924	33,103	16,852
Ounces sold	17,387	14,462	32,057	24,463
Cash operating costs ($/oz sold) (5)	$993	$1,402	$1,086	$1,156
All-in sustaining costs ($/oz sold) (5)	$1,377	$1,731	$1,500	$1,553
Sustaining capex (5)	$4.9	$3.8	$9.9	$7.9

(1)	Includes pre-commercial production at Lamaque (Q1 2019).

(2)	Excludes sales of inventory produced at Lamaque during the pre-commercial production period (Q1 2019).

(3)	Kisladag resumed mining, crushing and placing ore on the heap leach pad on April 1, 2019. This activity had been suspended since April 2018.

(4)	Efemcukuru ounces sold and unit costs were impacted by delayed shipments in Q1 2019 that were completed in Q2 2019.

(5)	These measures are non-IFRS measures. See the June 30, 2020 MD&A for explanations and discussion of these non-IFRS measures.

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Corporate
On July 30, 2020, the Company issued a redemption notice for the senior secured notes and intends to redeem $59 million of the principal amount of the senior secured notes in August 2020 using proceeds from the ATM Program. The redemption price is 109.5% of the aggregate principal amount repaid, plus accrued and unpaid interest.
We are pleased to announce the appointment of Ms. Judith Mosely to the Board of Directors, effective September 1, 2020. Ms. Mosely has over 20 years of experience in the mining and metals banking sector.

Conference Call
A conference call to discuss the details of the Company’s Q2 2020 results will be held by senior management on Friday, July 31, 2020 at 8:30 AM PT (11:30 AM ET). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com and via this link: http://services.choruscall.ca/links/eldoradogold20200731.html.

Conference Call Details		Replay (available until Sept. 4, 2020)
Date:	July 31, 2020	Vancouver:	+1 604 638 9010
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Pass code:	4874
Toll free:	1 800 319 4610

About Eldorado Gold
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com
Media
Louise Burgess, Director Communications & Government Relations
604.601.6679 or 1.888.363.8166 louise.burgess@eldoradogold.com

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Non-IFRS Measures
Certain non-IFRS measures are included in this press release, including average realized gold price per ounce sold, cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, adjusted net earnings/(loss), adjusted net earnings/(loss) per share, working capital, cash flow from operations before changes in non-cash working capital, earnings before interest, taxes and depreciation and amortization ("EBITDA") and adjusted earnings before interest, taxes and depreciation and amortization ("Adjusted EBITDA"), free cash flow and sustaining capital. Please see the June 30, 2020 MD&A for explanations and discussion of these non-IFRS measures. The Company believes that these measures, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the duration, extent and other implications of COVID-19 and any restrictions and suspensions with respect to our operations, our guidance and outlook, including expected production, cost guidance and recoveries of gold, construction of the decline at Lamaque, including expected timing and cost, and realization of the associated benefits, planned capital and exploration expenditures; redemption of high-yield bonds by the Company, our expectation as to our future financial and operating performance, expected metallurgical recoveries, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic, timing and cost of construction of the decline at Lamaque, and any associated benefits; our ability to complete the redemption of the Company’s high yield bonds; geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: global outbreaks of infectious diseases, including COVID-19, timing and cost of construction of the decline at Lamaque, and any associated benefits, ability to complete the redemption of the Company’s high yield bonds; results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.
Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.
Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR and EDGAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.
Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
(Unaudited – in thousands of U.S. dollars)

As at	Note	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents		$435,469	$177,742
Term deposits		4,836	3,275
Marketable securities		4,654	3,828
Accounts receivable and other	4	86,351	75,310
Inventories	5	162,785	163,234
Current portion of employee benefit plan assets		6,025	—
Assets held for sale		11,929	12,471
		712,049	435,860
Restricted cash		1,983	3,080
Other assets		30,647	22,943
Employee benefit plan assets		—	6,244
Property, plant and equipment		4,044,955	4,088,202
Goodwill		92,591	92,591
		$4,882,225	$4,648,920
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$144,629	$139,104
Current portion of capital lease liabilities		10,342	9,913
Current portion of debt	6	216,667	66,667
Current portion of asset retirement obligations		1,783	1,782
Current portion of employee benefit plan obligations		1,133	—
Liabilities associated with assets held for sale		4,229	4,257
		378,783	221,723
Debt	6	380,423	413,065
Lease liabilities		11,399	15,143
Employee benefit plan obligations		17,464	18,224
Asset retirement obligations		94,174	94,235
Deferred income tax liabilities		413,339	412,717
		1,295,582	1,175,107
Equity
Share capital	10	3,135,955	3,054,563
Treasury stock		(11,587)	(8,662)
Contributed surplus		2,634,246	2,627,441
Accumulated other comprehensive loss		(28,266)	(28,966)
Deficit		(2,189,129)	(2,229,867)
Total equity attributable to shareholders of the Company		3,541,219	3,414,509
Attributable to non-controlling interests	11	45,424	59,304
		3,586,643	3,473,813
		$4,882,225	$4,648,920

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2020 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2020	2019	2020	2019
Revenue
Metal sales	7	$255,917	$173,678	$460,572	$253,702

Cost of sales
Production costs		109,477	100,896	210,839	152,817
Depreciation and amortization		58,328	41,188	110,691	61,130
		167,805	142,084	321,530	213,947

Earnings from mine operations		88,112	31,594	139,042	39,755

Exploration and evaluation expenses		2,333	2,529	5,560	7,894
Mine standby costs	8	5,029	3,450	9,059	11,443
General and administrative expenses		6,157	8,084	14,444	15,256
Employee benefit plan expense		766	510	1,457	1,109
Share-based payments expense	12	2,863	2,498	4,658	5,400
Reversal of impairment		—	(11,690)	—	(11,690)
Write-down (reversal) of assets		(295)	410	(92)	427
Foreign exchange loss (gain)		(1,238)	480	(2,000)	235
Earnings from operations		72,497	25,323	105,956	9,681

Other income	9	1,356	8,655	36	10,288
Finance costs	9	(6,480)	(16,786)	(22,687)	(24,117)
Earnings (loss) from operations before income tax		67,373	17,192	83,305	(4,148)

Income tax expense		23,671	8,010	45,076	14,042
Net earnings (loss) for the period		$43,702	$9,182	$38,229	$(18,190)

Attributable to:
Shareholders of the Company		45,618	12,151	40,738	(14,814)
Non-controlling interests		(1,916)	(2,969)	(2,509)	(3,376)
Net earnings (loss) for the period		$43,702	$9,182	$38,229	$(18,190)

Weighted average number of shares outstanding (thousands)
Basic		169,867	158,372	167,524	158,345
Diluted		173,787	161,276	171,342	158,345

Net earnings (loss) per share attributable to shareholders of the Company:
Basic earnings (loss) per share		$0.27	$0.08	$0.24	$(0.09)
Diluted earnings (loss) per share		$0.26	$0.08	$0.24	$(0.09)

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2020 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019

Net earnings (loss) for the period	$43,702	$9,182	$38,229	$(18,190)
Other comprehensive (loss) income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax	1,766	1,016	898	1,163
Actuarial gains (losses) on employee benefit plans, net of tax	30	(63)	(198)	(409)
Total other comprehensive income for the period	1,796	953	700	754
Total comprehensive income (loss) for the period	$45,498	$10,135	$38,929	$(17,436)

Attributable to:
Shareholders of the Company	47,414	13,104	41,438	(14,060)
Non-controlling interests	(1,916)	(2,969)	(2,509)	(3,376)
	$45,498	$10,135	$38,929	$(17,436)

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2020 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2020	2019	2020	2019
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period		$43,702	$9,182	$38,229	$(18,190)
Items not affecting cash:
Depreciation and amortization		58,883	41,188	111,810	61,130
Finance costs		6,498	16,786	22,722	24,117
Interest income		(894)	(939)	(1,283)	(2,154)
Unrealized foreign exchange gain		(512)	(178)	(3,050)	(351)
Income tax expense		23,671	8,010	45,076	14,042
Loss on disposal of assets		96	951	2,550	1,013
Write-down (reversal) of assets		(295)	410	(92)	427
Share-based payments expense	12	2,863	2,498	4,658	5,400
Employee benefit plan expense		766	510	1,457	1,109
Income from royalty sale		—	(8,075)	—	(8,075)
Reversal of impairment		—	(11,690)	—	(11,690)
		134,778	58,653	222,077	66,778
Property reclamation payments		(474)	(896)	(1,000)	(1,796)
Employee benefit plan payments		(435)	(1,349)	(671)	(1,349)
Income taxes paid		(18,128)	(4,010)	(32,847)	(4,010)
Interest paid		(17,588)	(14,886)	(20,358)	(15,136)
Interest received		894	939	1,283	2,154
Changes in non-cash working capital	13	583	12,572	(15,587)	3,754
Net cash generated from operating activities		99,630	51,023	152,897	50,395

Investing activities
Purchase of property, plant and equipment		(37,126)	(48,020)	(77,608)	(113,940)
Proceeds from the sale of property, plant and equipment		683	3,392	705	3,772
Value added taxes related to mineral property expenditures, net		168	(5,348)	(5,483)	(7,719)
Decrease (increase) in term deposits		49,964	1,897	(1,561)	1,871
Decrease (increase) in restricted cash		(77)	10,640	1,097	10,194
Capitalized interest		—	(3,848)	—	(3,848)
Proceeds on pre-commercial production sales, net		—	7,606	—	12,159
Net cash generated from (used in) investing activities		13,612	(33,681)	(82,850)	(97,511)

Financing activities
Cash received for issuance of shares		60,243	18	87,079	18
Acquisition of non-controlling interest	11	(7,500)	—	(7,500)	—
Contributions from non-controlling interests		301	—	301	—
Proceeds from borrowings	6	—	494,000	150,000	494,000
Repayment of borrowings	6	(33,333)	(600,000)	(33,333)	(600,000)
Loan financing costs		—	(14,995)	—	(14,995)
Principal portion of lease liabilities		(2,499)	(1,312)	(5,033)	(2,386)
Purchase of treasury stock		(3,679)	—	(3,679)	—
Net cash generated from (used in) financing activities		13,533	(122,289)	187,835	(123,363)

Net increase (decrease) in cash and cash equivalents		126,775	(104,947)	257,882	(170,479)
Cash and cash equivalents - beginning of period		308,780	220,780	177,742	286,312
Cash in disposal group held for sale		(86)	(724)	(155)	(724)
Cash and cash equivalents - end of period		$435,469	$115,109	$435,469	$115,109

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2020 for notes to the accounts.
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Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2020 and 2019
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2020	2019	2020	2019
Share capital
Balance beginning of period	$3,075,100	$3,007,924	$3,054,563	$3,007,924
Shares issued upon exercise of share options, for cash	1,392	18	1,816	18
Transfer of contributed surplus on exercise of options	560	2	730	2
Shares issued to the public, net of share issuance costs	58,903	—	78,846	—
Balance end of period	$3,135,955	$3,007,944	$3,135,955	$3,007,944

Treasury stock
Balance beginning of period	$(8,314)	$(9,269)	$(8,662)	$(10,104)
Purchase of treasury stock (Note 12(b))	(3,679)	—	(3,679)	—
Shares redeemed upon exercise of restricted share units	406	456	754	1,291
Balance end of period	$(11,587)	$(8,813)	$(11,587)	$(8,813)

Contributed surplus
Balance beginning of period	$2,628,820	$2,621,866	$2,627,441	$2,620,799
Share based payments	2,221	2,115	4,118	4,017
Acquisition of non-controlling interest (Note 11)	4,171	—	4,171	—
Shares redeemed upon exercise of restricted share units	(406)	(456)	(754)	(1,291)
Transfer to share capital on exercise of options	(560)	(2)	(730)	(2)
Balance end of period	$2,634,246	$2,623,523	$2,634,246	$2,623,523

Accumulated other comprehensive loss
Balance beginning of period	$(30,062)	$(24,693)	$(28,966)	$(24,494)
Other comprehensive income for the period	1,796	953	700	754
Balance end of period	$(28,266)	$(23,740)	$(28,266)	$(23,740)

Deficit
Balance beginning of period	$(2,234,747)	$(2,337,418)	$(2,229,867)	$(2,310,453)
Net earnings (loss) attributable to shareholders of the Company	45,618	12,151	40,738	(14,814)
Balance end of period	$(2,189,129)	$(2,325,267)	$(2,189,129)	$(2,325,267)
Total equity attributable to shareholders of the Company	$3,541,219	$3,273,647	$3,541,219	$3,273,647

Non-controlling interests
Balance beginning of period	$58,711	$63,007	$59,304	$63,414
Net loss attributable to non-controlling interests	(1,916)	(2,969)	(2,509)	(3,376)
Acquisition of non-controlling interest (Note 11)	(11,672)	—	(11,672)	—
Contributions from non-controlling interests	301	219	301	219
Balance end of period	$45,424	$60,257	$45,424	$60,257
Total equity	$3,586,643	$3,333,904	$3,586,643	$3,333,904

Please see the Condensed Consolidated Interim Financial Statements dated June 30, 2020 for notes to the accounts.
10